Mail Stop 6010

Steven Z. Strasser
Chairman and Chief Executive Officer
Power Efficiency Corporation
3960 Howard Hughes Parkway
Suite 460
Las Vegas, NV 89169

> **Re: Power Efficiency Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 25, 2008**
> **File No. 333-150556**

Dear Mr. Strasser:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please ensure that when you make changes to the document you file, those changes are appropriately marked. Refer to Rule 310 of Regulation S-T. We note, for example, your disclosure in the first paragraph on page 1 regarding the number of shares issuable upon conversion of Series B preferred shares was changed but is not marked. We also note that your new disclosures on pages 13-14 regarding your results of operations for the period ended March 31, 2008 are not marked.

Selling Stockholders, page 35

2.   In order to improve the confusing disclosure, please revise so the footnotes in the table are in sequential order.

3.   We note your response to prior comment 3. Please explain how Mr. Boyadjieff
        and Mr. Lackland are offering more shares for resale than each beneficially owns,
        or correct the disclosure. Also reconcile your disclosures on pages 33 and 36
        regarding the number of shares beneficially owned by Commerce Energy.

4.   We note your response to prior comment 6. As previously requested, please
        provide your analysis and the basis to support your position that this offering is
        not "by or on behalf of the issuer."   The fact that you reduced the number of
        shares being registered does not respond fully to the comment.

5.   Please provide us a table that identifies (1) each person who purchased units in
        your most recent units offering; (2) the number of units purchased; and (3) the
        number of common shares offered for resale by each person.

6.   Please expand your response to prior comment 7 to disclose in the footnotes the
        identities of the natural persons who have or share voting and/or investment
        power over the shares to be offered by entities included in your selling
        stockholders' table.

7.   It is unclear from your response to prior comment 8 whether any of the selling
        stockholders are broker-dealers. In addition, it continues to appear from note 7 to
        your selling stockholders' table that employees of a broker-dealer are offering
        shares for resale yet the representations requested by prior comment 8 do not
        appear to be in the prospectus nor have you identified those employees as
        underwriters. Therefore, we reissue prior comment 8.

Exhibit Indes, page II-7

8.   Please ensure that your exhibit list accurately refers to the location of the exhibits
        you file. For example, we note that you indicate exhibits 3.7, 3.8 and 10.45 have
        been "filed herewith." However, those exhibits were not included with your
        filing. We also note that exhibits 4.1 and 4.2 are incorporated by reference from
        exhibits 3.1 and 3.2 to your Form 8-K filed July 15, 2005; however, no form of
        warrant exhibits were included with that Form 8-K. Please revise accordingly.

Exhibit 5.1

9.   Please file a legality opinion that addresses the securities included in the fee table.
        We note that the opinion addresses the resale of 18,360,000 common shares while
        your fee table includes only 14,260,000 common shares.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3800 with any questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Barry Grossman, Esq.
                Adam S. Mimeles, Esq.